UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41712

CHIJET MOTOR COMPANY, INC.

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Change in the Board of Directors and Board Committees and Management

Change in the Board of Directors

On September 10, 2025, each of Mr. Hongwei Mu, Mr. Jiannong Zhang, Mr. Lichun Wu, Ms. Na Wang and Ms. Jing Zhang tendered resignation from the director position and his or her respective committee role on the board of directors (the “Board”) of CHIJET MOTOR COMPANY, INC. (the “Company”), effective September 10, 2025. None of the resignation of Mr. Hongwei Mu, Mr. Jiannong Zhang, Mr. Lichun Wu, Ms. Na Wang or Ms. Jing Zhang was based on any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On September 10, 2025, the Board approved the appointment of Ms. Melissa Chen as a director of the Board, effective September 10, 2025.

Ms. Melissa Chen previously served as director of HR and operation in Singularity Future Technology Ltd. from February 2021 to January 2025. From May 2016 to January 2017, Ms. Chen served as an accountant in Century 21. From June 2011 to February 2012, Ms. Chen served as an executive assistant to chief executive director in Shuntiantong Real Estate Group. Ms. Chen received bachelor’s degree in economics from Hebei University of Economics and Business in 2011, and received master of science in Financial and Organizational Management from KEDGE Business School in 2016.

On the same day, the Board also approved the appointment of Mr. Jonathan Zhang and Mr. Huijie Gao, each as an independent director of the Board, effective September 10, 2025. Neither Mr. Zhang nor Ms. Gao has a family relationship with any director or executive officer of the Company, or was involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Jonathan Zhang is the chief executive officer of 5CGroup International Asset Management Co., Ltd. and strategic development consultant of SG & CO PRC Lawyers, positions he has held since 2015. Mr. Zhang has served as master’s thesis supervisor of Zhejiang Sci-Tech University and visiting professor of Zhejiang NDRC Training Center since 2015. Mr. Zhang is also acting as a director of SOS Ltd (Nasdaq: SOS). Mr. Zhang previously served as the department chief of Commercial Bureau of HEDA between 2003 and 2015 and as chief of investment, Bureau of Ningbo Free Trade Zone between 2000 and 2003. Mr. Zhang received bachelor of English literature in June 1987 and master in law in June 1989 from Hubei University.

Mr. Huijie Gao is the chief financial officer of Jiuzi Holdings, Inc. (Nasdaq: JZXN). From January 2024 to August 2024, Mr. Gao served as the vice president of finance of Jiuzi Holdings, Inc.. From May 2020 to August 2023, Mr. Gao served as the chief financial officer of Xilianwang Automotive Industry Chain Co., Ltd. in Shenzhen, in charge of strategic development, financial operations management, and capital operations. From February 2016 to April 2020, Mr. Gao worked as the general manager at Qixin (Shenzhen) Financial Consulting Co., Ltd., providing professional advice and services for clients in domestic and international listings, restructuring, and mergers and acquisitions. From June 2008 to December 2015, Mr. Gao was a project manager at Lianda Accounting Firm’s Shenzhen office. Mr. Gao received his bachelor’s degree in financial management from Hubei University of Automotive Technology in 2005 and an EMBA from Wuhan University. Mr. Gao is also a certified tax agent in China.

As a result of the aforementioned changes, the Board is currently comprised of five members, including Ms. Melissa Chen, Mr. Jonathan Zhang, Mr. Huijie Gao, Mr. Wanli Wang, and Mr. Wenbo Wang. The audit committee of the Board consists of Mr. Huijie Gao, Mr. Wenbo Wang and Mr. Jonathan Zhang, and is chaired by Mr. Huijie Gao. The compensation committee of the Board consists of Mr. Huijie Gao, Mr. Wenbo Wang and Mr. Wanli Wang, and is chaired by Mr. Wenbo Wang. The nominating and corporate governance committee of the Board consists of Mr. Jonathan Zhang, Mr. Huijie Gao and Mr. Wanli Wang, and is chaired by Mr. Jonathan Zhang.

Change in the Management

On September 10, 2025, the Board approved to remove Mr. Hongwei Mu from the office as the chief executive officer of the Company, effective immediately and without compensation for the loss of office. On the same day, the Board approved to appointed Ms. Melissa Chen as the successor chief executive officer of the Company, effective September 10, 2025.

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (No. 333-281314), to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2025

CHIJET MOTOR COMPANY, INC.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer